CANADA SOUTHERN PETROLEUM LTD.

INFORMATION CIRCULAR

April 21, 2006

For the Annual General and Special Meeting of Shareholders

to be held on Thursday, June 8, 2006

PROXIES

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canada Southern Petroleum Ltd. (the "Corporation" or “Company”) for use at the Annual General and Special Meeting of the holders (the "Shareholders") of common shares (the "Common Shares") of the Corporation to be held on Thursday, June 8, 2006, in the Glen 206 Room at the Calgary TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, at 11:00 a.m. (Calgary time) and at any adjournment thereof (the "Meeting"), for the purposes set forth in the accompanying Notice of Meeting.  Proxies must be delivered to American Stock Transfer & Trust Company ("AST") at the address shown on the envelope not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  Only a Shareholder of record at the close of business on May 9, 2006 (the "Record Date") will, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder establishes ownership to the Common Shares and demands at least ten days before the Meeting that his or her name be included on the list of Shareholders, be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, partnership or other entity, under its corporate seal or by an officer, partner agent or attorney thereof duly authorized.

A Shareholder submitting the proxy has the right to appoint a person or company (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the enclosed Form of Proxy.  To exercise this right, the Shareholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the other names or submit another appropriate proxy.  Such Shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him as to how the Shareholder's shares are to be voted.  In any case, the form of Proxy or other proxy should be dated and executed by the Shareholder or his attorney duly authorized in writing.

Currency and Exchange Rate

All monetary figures are stated in Canadian currency unless otherwise indicated.  The exchange rate on April 18, 2006 was $1.00 Canadian = U.S. $0.8716.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation at any time up to 4:30 p.m. (Calgary time) on June 7, 2006, the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation.  The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Corporation.

In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of the Corporation, who will not be remunerated therefore.  The Corporation has retained The Proxy Advisory Group, LLC to assist in the distribution of proxy solicitation materials for an estimated fee of U.S. $7,500 plus out-of-pocket expenses.

Exercise of Discretion by Proxy

The Common Shares represented by proxies in favour of management nominees will be voted on any poll at the Meeting and where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with the specification so made.

In the absence of such specification, such Common Shares will be voted IN FAVOUR OF the election of the persons nominated as directors or auditors in this Information Circular and AGAINST the shareholder proposal.  The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business.  At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to a substantial number of shareholders who do not hold their Common Shares in their own name.  If Common Shares are listed in an account statement provided to a shareholder by a broker, bank or other nominee, then in almost all cases those Common Shares will not be registered in such shareholder's name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the shareholder's broker, bank or other nominee, or an agent thereof.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from shareholders in advance of securityholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by shareholders in order to ensure that their Common Shares are voted at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the Meeting, Shareholders will be asked to elect five directors to serve until the next annual general meeting, or until their respective successors have been elected or appointed.   Unless otherwise directed, the Common Shares represented by proxy in favour of management nominees will be voted FOR the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The Board of Directors currently consists of five directors.  Nominees for the Board of Directors and information concerning them as furnished by the individual nominees are set out below:

Name and Municipality of Residence and Position with the Corporation	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly or Controlled/Directed(1)(6)
Raymond P. Cej(2)(3)(4)(5) Calgary, Alberta Director	2004	President, BA Energy Inc. (oilsands energy company)	50,000
Donald E. Foulkes(2)(3)(4)(5) Calgary, Alberta Director	2005	President and Chief Executive Officer of AltaCanada Energy Corp. (energy company)	21,667
Myron F. Kanik (2)(3)(4)(5) Calgary, Alberta Director	2002	President of Kanik & Associates Ltd. (energy industry consulting firm)	50,000
John W. A. McDonald Calgary, Alberta President and Chief Executive Officer and Director	2004	President and Chief Executive Officer of the Corporation	120,666
Richard C. McGinity(2)(3)(5) Crowheart, Wyoming Chairman of the Board and Director	2002	President, School Street Capital Group (merchant banking company)	54,000

Notes:

(1)

As at April 21, 2006.

(2)

Member of the Audit Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Member of the Operations Committee.

(5)

Member of the Compensation Committee.

(6)

Including exercisable stock options.

All directors will hold office until the earlier of their resignation or the date of the Corporation's next annual general meeting of Shareholders at which directors are elected, unless a director ceases to hold office or his office is vacated.

No proposed director, together with such director's associates or affiliates, beneficially owns, directly or indirectly, or exercise control or direction over securities carrying 10% or more of the votes attached to the issued and outstanding Common Shares.

The following table summarizes for the Director nominees, other than Mr. McDonald whose options appear under the Executive Compensation section, the number of Common Shares acquired pursuant to exercises of options during the year ended December 31, 2005, if any, the aggregate value realized upon exercise, if any, and the number of Common Shares covered by unexercised options under the Stock Option Plan as at December 31, 2005.  Value realized upon exercise, if any, is the difference between the market value of the Common Shares on the exercise date and the exercise price of the option.  Value of in-the-money options at year end, if any, is the difference between the exercise or base price of the options and the market value of the Common Shares on December 31, 2005, which was $7.40 per Common Share.

2005 Option Exercises			Unexercised Options at December 31, 2005		Value of In-the-Money Options at December 31, 2005
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Raymond P. Cej	5,000	$ 3,150	45,000	--	$ 65,700	--
Donald E. Foulkes	--	--	16,667	33,333	--	--
Myron F. Kanik	5,000	$ 11,450	45,000	--	$ 26,550	--
Richard C. McGinity	--	--	50,000	--	--	--

No proposed director is as at the date hereof, or has been within the last ten years of the date hereof, a director or executive officer of any company (including the Corporation) that, while he or she was acting in such capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.  No proposed director has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditor

Ernst & Young LLP are the current auditors of the Corporation.  Ernst & Young LLP were first appointed as auditors of the Corporation in 1954.  At the Meeting, Shareholders will be requested to reappoint Ernst & Young LLP, as the independent auditors of the Corporation to hold office until the next annual general meeting of the Shareholders and to authorize the Audit Committee to fix the auditor's remuneration.

Certain other information regarding the Corporation's audit committee that is required to be disclosed in accordance with Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended December 31, 2005, which is available on the internet on the Corporation's SEDAR profile at www.sedar.com.

Unless otherwise directed, the Common Shares represented by proxies in favour of management nominees will be voted FOR of the appointment of the firm of Ernst & Young LLP, Chartered Accountants, of Calgary, Alberta, as auditor of the Corporation, to hold office until the next annual general meeting of the Shareholders and to authorize the directors to fix their remuneration as such.

Shareholder Proposal

Pursuant to subsection 136(1) of the Business Corporations Act (Alberta), an eligible shareholder of the Corporation requested that the proposal attached as Schedule “A” be included in this Proxy Circular.  The proposal is that a resolution be passed by shareholders requesting that the Corporation engage the services of a qualified firm or firms to evaluate, among other things, the value of the Corporation’s assets, potential growth and development opportunities, alternative strategies to maintain growth, the size and expertise of management and the Board of Directors, and to develop measures to improve shareholder relations and publicize the Corporation to investors.  The qualified firm or firms would also undertake a full internal review of the Corporation.  Upon completion, the qualified firm or firms would submit a report to the Board of Directors and a summary to shareholders regarding their findings.

The text of the resolution and the shareholder statement in support of the proposal is set forth in Schedule "A".  It is an ordinary resolution which must be passed by a majority of the votes cast by Shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

Management recommends that shareholders VOTE AGAINST the proposal for the following reasons:

•

Implementing it would be expensive.  It would require hiring several outside consultants.

•

Implementing it is unnecessary.  The proposed reports duplicate work that is continuously done by management, the board of directors and the Company’s existing financial and industry advisors.

•

The proposal erroneously states that management furnishes inadequate information to shareholders and the financial community.  To the contrary, as required by Canadian and U.S. securities law and regulation, management continuously and fully discloses all material information about the Company.  The proposed reports will not produce information additional to what would be provided to the shareholders and financial community via the Company’s website, press releases, and regulatory filings.

•

The proposal ignores the demonstrated skills and track records of management and board members, and the accomplishments of the Company since settlement of the Kotaneelee litigation.

•

The proposed “evaluation” report would effectively become a “cap” on the price that any potential acquiror would consider offering for the Company.

If passed, the proposal would require the Company to retain consultants to assist on oil and gas evaluation, oil and gas operational matters, corporate strategy, capital markets advice and personnel and management capability.  To perform such work, the services of 3, 4 or even 5 separate consultants would need to be retained as the board is not aware of any single firm that would purport to have the expertise sufficient to cover the various areas requested by the proposal.  Any or all of these consultants would be expensive and would divert a considerable amount of the Company's management and staff resources to dealing with consultants rather than undertaking the business of the Company.  There would, of course, be no assurance that their reports would be consistent in methodology or recommendations.

Moreover, essentially all of the proposed work duplicates that which is already done by management, the board, and the Company’s current outside consultants, as shown in the table below.

Proposed Report	Current Company Position
1. Evaluation of all the Company's assets and properties

The Company's properties are already evaluated by GLJ Petroleum Consultants Ltd. (“GLJ”), an independent qualified reserve evaluator, consistent with Canadian and U.S. regulations and accounting standards.

2. Evaluation of growth opportunities, including strategic transaction alternatives to expand the Company's operations

Management does this continuously.  After settling the Kotaneelee litigation, the Company successfully expanded operations in northeastern B.C. while participating in the Kotaneelee L-38 well to ensure that the Company’s reserves and cash flow continue to grow.

3. Evaluation of alternative strategies to grow the Company's market capitalization	Since the Company's market capitalization is a function of its valuation and growth initiatives, this merely duplicates the other points in the proposal.
4. Development of measures to improve shareholder relations and enhance shareholder value	Again, because the value of the Company depends on asset valuation and opportunities, this also duplicates the proposal in just different wording.
5. Develop measures to publicize the Company in the investment community	Since November 2005, management has been meeting with various investment dealers as a start of a campaign to broaden investment community interest in the Company.
6. Review operations and evaluate strategies for development of its properties in carrying out a plan and strategy and recommendations for improvement

The board of directors, which with one exception consists of persons with track records of success in western Canadian oil and gas exploration and development, regularly undertakes this as part of its guidance of the business of the Company.

7. Evaluation of the management and board members

The board is responsible for evaluating management and has greatly strengthened management in the last two years.  The board itself has been renewed, with 3 of the 5 current directors having been elected in the last two years, and all board members having successful track records of building enterprise value and shareholder wealth.

The table above demonstrates that the proposal seeks reports that duplicate work already carried on by Company management, the board, and by outside consultants such as GLJ.

The proposal calls for a valuation of all of the Company's properties and assets.  As required by Canadian and U.S. law, regulation and accounting standards, the Company annually obtains an independent review of the Company's reserves by GLJ, one of western Canada's most respected independent petroleum reservoir engineering firms.  The GLJ reserve report is included in the Company's Annual Information Form available to all shareholders on the company’s website.  There would be no value to shareholders in a second independent engineering report that would duplicate the GLJ report.

Furthermore, if the proposal is approved and the Company is required to retain experts to perform a valuation of all of the Company's assets, such a valuation would -- in the view of management and the board -- place an effective "cap" on the value of the Company.  A prospective buyer of the Company or its assets would be reluctant to pay more than the suggested value, as it would be seen as overpaying for the Company.  Management and the board of directors do not believe that it is in the interests of shareholders to place a perceived cap on the value of the Company.

The proposal requests a review of the number and qualifications of management board members and their oil and gas experience.  The proposal ignores the strengthening of the board and management which has been proceeding since 2002, and the accomplishments of the Company since then.

•

Discussions with defendants which led to settlement of the Kotaneelee litigation were a direct and intended result of the addition of Myron Kanik, former deputy minister for oil and gas affairs of the Province of Alberta.

•

Ray Cej has many years of exploration and development management experience with Shell Canada and currently is the president of a company undertaking a significant oil sands development in Alberta.

•

Don Foulkes is a geologist and  entrepreneur who has decades of experience in founding and leading successful oil and gas startups in western Canada, and who has extensive Arctic Islands experience that is invaluable to the Company.

•

John McDonald was responsible for the oil and gas exploration and gathering operations of a major western Canadian midstream company prior to becoming President and CEO of the Company.

•

Richard McGinity, although new to the oil and gas industry, has over two decades of experience in building enterprise value and shareholder wealth as a venture capitalist and corporate director, and has played a key role in assembling the expertise present on the board today.

Assembling this expertise has made possible the Company’s accomplishments over the last 30 months:  specifically, settlement of the Kotaneelee litigation, renewed drilling at Kotaneelee, successful resumption of exploration operations elsewhere in western Canada, modernization of governance designed specifically to benefit individual shareholders, and -- in 2005 -- a  39 % increase in proven reserves.   It is hard to imagine what insights a consultant would add to this track record by way of examining the qualifications, experience and expertise of management and the board.

With respect to the proponent’s opinion that the Company furnishes inadequate information to shareholders and the financial community, management reiterates what it has previously stated:   the shareholders of Canada Southern are given as much or more information about the details of their Company’s operations than are the shareholders of other similarly-sized exploration companies.  The Company’s disclosures are particularly explicit with respect to reserves and reserve values, which are the fundamental drivers of enterprise value and which the company presents in strict compliance with applicable government regulations and accounting standards.  Third party sources -- including government agencies and publications -- of information about the Company and its reserves are not to be relied upon, as they are unlikely to have been calculated using the same methodology required of the Company by law.

Above all, Canada Southern scrupulously adheres to the disclosure requirements of both Canada and the United States.  Failure to do so is illegal.  If the proponent truly believes that the Company improperly furnishes inadequate information to shareholders, he has numerous legal remedies available in the U.S. and Canada.

For all the above reasons, management recommends that shareholders VOTE AGAINST the shareholder proposal.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to VOTE AGAINST the resolution set forth in Schedule "A".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors and management of the Corporation, no director or executive officer of the Corporation or anyone who has held office as such since the beginning of the last financial year or of any associate or affiliate of any of the foregoing has a material interest in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Board of Directors and management of the Corporation, no insider and none of the directors and executive officers of the Corporation, or associate or affiliate of any of the foregoing, has had a material interest, direct or indirect, in any transaction of the Corporation since the beginning of the Corporation's last financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation.

INFORMATION CONCERNING THE VOTING SECURITIES

Common Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares and, as at April 21, 2006, 14,496,165 Common Shares were issued and outstanding.  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one Shareholder.  On a poll or ballot, every Shareholder present in person or represented by proxy and entitled to vote has one vote for each Common Share of which he is the holder.  A Shareholder present in person or represented by proxy may demand a ballot either before or after any vote by show of hands.

The Corporation is also authorized to issue two classes of preferred shares, each class consisting of an unlimited number of shares.  Each class may be issued in series, with each series of each class ranking equally as to dividends and distribution on dissolution.  As at April 21, 2006, there were no preferred shares issued or outstanding.

To the knowledge of the directors and officers of the Corporation, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares.

A person holding Common Shares of record as of the Record Date shall be entitled to vote at the Meeting, except to the extent that the person has transferred the ownership of the Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands at least ten days before the Meeting to be included in the list of those entitled to vote at the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

Quorum

Pursuant to the by-laws of the Corporation, a quorum of Shareholders is present at the Meeting irrespective of the number of persons actually present if two Shareholders holding not less than 10% of the shares entitled to vote at the Meeting are present or are represented by proxyholders or representatives entitled to vote at the Meeting.  Pursuant to the Business Corporations Act (Alberta) and the by-laws, if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting.  If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

The following table provides an aggregate summary of all compensation plans previously approved by Shareholders as at December 31, 2005.  The Corporation does not have any compensation plans not previously approved by Shareholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	556,605	$7.06	262,834

A summary of the Corporation's stock option plans is contained in Schedule "B".

EXECUTIVE COMPENSATION

Summary Compensation Table

The Corporation currently has two executive officers.  The following table provides a summary of compensation earned during the fiscal years ended December 31, 2005, 2004 and 2003 by the President and Chief Executive Officer and the Chief Financial Officer (the "Named Executive Officers").  Specific aspects of this compensation are dealt with in further detail in the following tables:

Name and Principal Position	Financial Year Ended	Annual Compensation			Long-Term Compensation			All Other Com-pensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation(3) ($)	Awards		Payouts
					Securities Under Options (#)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)
John W. A. McDonald(1) President and Chief Executive Officer	2005 2004 2003	220,000 157,500 --	45,000 45,000 --	n/a n/a --	-- 125,000 --	n/a n/a --	n/a n/a --	n/a n/a --
Randy L. Denecky Chief Financial Officer(2)	2005 2004 2003	153,700 140,500 127,000	40,000 35,000 40,000	n/a n/a n/a	-- 25,000 30,000	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a

Notes:

(1)

Mr. McDonald joined the Corporation on April 1, 2004.

(2)

Mr. Denecky served as the Acting President from January 7, 2002 to March 31, 2004.

(3)

The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officers for the financial year.

The Corporation grants stock options under its 1985 Stock Option Plan, its 1992 Stock Option Plan and 1998 Stock Option Plan, the terms of each of which are substantially identical (collectively, the "Stock Option Plan").

Long-Term Incentive Plan

The Corporation has no long-term incentive plan providing compensation intended to motivate performance over a period greater than one financial year.

Option Grants During the Most Recently Completed Financial Year

The following table sets out the individual grants of options to purchase Common Shares made during the financial year ended December 31, 2005 to each Named Executive Officer.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
John W. A. McDonald President and Chief Executive Officer	--	--	--	--	--
Randy L. Denecky Chief Financial Officer	--	--	--	--	--

Aggregated Option Exercises During the Most Recently Completed Financial Year and the Year End Option Values

The following table summarizes for the Named Executive Officers the number of Common Shares acquired pursuant to exercises of options during the year ended December 31, 2005, if any, the aggregate value realized upon exercise, if any, and the number of Common Shares covered by unexercised options under the Stock Option Plan as at December 31, 2005.  Value realized upon exercise, if any, is the difference between the market value of the Common Shares on the exercise date and the exercise price of the option.  Value of in-the-money options at year end, if any, is the difference between the exercise or base price of the options and the market value of the Common Shares on December 31, 2005, which was $7.40 per Common Share.

2005 Option Exercises			Unexercised Options at December 31, 2005		Value of In-the-Money Options at December 31, 2005
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
John W. A. McDonald President and Chief Executive Officer	--	--	66,666	58,334	$ 59,500	$ 59,500
Randy L. Denecky Chief Financial Officer	--	--	91,666	8,334	$ 39,450	--

As of April 21, 2006, 556,605 options have been issued and remain outstanding, representing approximately 3.8 percent of the currently issued and outstanding Common Shares.

Option Repricings

There has not been any downward re-pricing of any options in the ten-year period preceding the date of this Information Circular.

Defined Benefit or Actuarial Plan

The Corporation does not have a defined benefit or actuarial plan.

Employment Agreements

On April 1, 2004, the Corporation entered into an executive employment agreement with John W. A. McDonald that provides for his employment as the Corporation's President and Chief Executive Officer.  The term of the agreement is for a period of three years and provides for an annual base salary of $210,000, which may be increased at the discretion of the Board of Directors.  In addition, Mr. McDonald is entitled to receive an annual or incentive performance bonus of up to 40% of the base salary, at the discretion of the Board.  The agreement also provided that the Corporation grant to Mr. McDonald options to purchase 100,000 Common Shares pursuant to the terms of a separate stock option agreement

The executive employment agreement provides that Mr. McDonald's employment may be terminated upon his 90-day advance notice or by the Corporation on written notice with or without "cause" (as described in the executive employment agreement).  If Mr. McDonald is terminated without "cause" or himself terminates his employment within 90 days of a "change of control" (as defined in the executive employment agreement), he is entitled to severance in the amount equal to his base monthly salary times 12 months plus an additional two months for each additional complete year of service after the first complete year, to a maximum of 24 months.  In addition, he would be entitled to receive a lump sum equal to the cost to the Corporation to provide certain employee benefits that Mr. McDonald would have been entitled to during the severance period.

Effective January 1, 2003, the Corporation entered into an employment contract with Randy L. Denecky that provided for his employment as the Corporation's Chief Financial Officer and, until March 31, 2004, as the Corporation's Acting President.  The term of the contract is for a period of one year, continuing thereafter from year to year, and provides for an annual base salary of $127,000, which may be increased at the discretion of the Board of Directors.  In addition, Mr. Denecky is entitled to receive an annual bonus of up to 25% of the base salary, at the discretion of the Board.  The agreement also provided that the Corporation grant to Mr. Denecky options to purchase 45,000 Common Shares, on the commencement of employment, pursuant to the terms of a separate stock option agreement.

The employment contract provides that Mr. Denecky's employment may be terminated upon his 90-day advance notice or by the Corporation or written notice with or without "cause" (as described in the employment contract).  If he is terminated without "cause" or himself terminates his employment within 365 days of a "change of control" (as defined in the employment contract), Mr. Denecky is entitled to severance in the amount equal to 12 times his base monthly salary, plus two times his base monthly salary for each completed year of service (beginning January 1, 2003), up to an overall maximum of 24 times his base monthly salary.  In addition, he would be entitled to receive an amount equal to the most recent annual bonus and an amount equal to the present worth of certain employee benefits that Mr. Denecky would have been entitled to during the severance period.

Compensation of Directors

During 2005, each director (excluding Mr. McDonald) received an annual director's fee of $35,000 and meeting fees of $1,000 for each Board and committee meeting attended.  The Audit Committee Chair fee was an additional $12,500 per annum.  The Board Chairman fee was an additional $30,000 per annum, which includes the fee for chairing the Corporate Governance and Nominating Committee.  The Chairmen of all other committees each received an additional $6,250 per annum.  Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.

The total directors' fees received in 2005 were as follows:  Raymond P. Cej - $69,979, Arthur B. O'Donnell - $26,500, Myron F. Kanik - $66,250, Richard C. McGinity - $84,523, and Donald E. Foulkes - $34,695.  Mr. McDonald is not paid director or meeting fees.  Directors were reimbursed for a total of $19,906 in expenses in 2005.

Composition of Compensation Committee

The entire Board of Directors, other than Mr. McDonald, served in 2005 as the Compensation Committee.  All members of the Compensation Committee are outside directors.  Mr. Foulkes, appointed to the Board of Directors in 2005, joined the Compensation Committee, while Mr. O'Donnell, who ceased to be a member of the Board of Directors in 2005, is no longer a member of the Compensation Committee.

Report on Executive Compensation

The Compensation Committee submits the following report for the year 2005:

While the Board of Directors does not maintain specific compensation policies applicable to the Chief Executive Officer or Chief Financial Officer, the Board does periodically benchmark such individuals' compensation against appropriate competitive market data.  Both the Chief Executive Officer and the Chief Financial Officer are eligible to receive an annual cash bonus and stock option awards at the discretion of the Board and based upon each individual's performance and contributions.  With respect to the Corporation’s performance in 2005, the Board awarded Mr. McDonald a bonus of $45,000 and Mr. Denecky a bonus of $40,000.

Compensation Philosophy

The Board of Directors has designed the Corporation's executive compensation packages to enable the recruitment, retention and motivation of executives.  The compensation packages are primarily comprised of base salary, discretionary annual cash bonus awards and stock options.  The Board believes that the incentive-based portion of each executive's compensation package is a key element, particularly the annual individual performance-based incentive bonus, which is awarded in recognition of individual and Corporation performance each year.  The Board also believes that stock options help to align the executives' interests with those of Shareholders and reward the executives for long-term growth in shareholder value.  The Board periodically benchmarks such individuals' compensation against appropriate competitive market data.

Salary Determinations.  Annual salaries for Messrs. McDonald and Denecky were established by the provisions of their respective employment agreements, which are more fully described under the headings "Employment Agreements".  The Board reviews each executive's salary on an annual basis and determines whether an increase is warranted based on the performance of the individual and/or the Corporation.  The Board awarded salary increases of 6.8% and 7.4%, effective January 1, 2006, to Mr. McDonald and Mr. Denecky respectively, to reflect their contribution and efforts during the year.

Bonus Determinations.  The Board may, at its discretion, pay annual bonuses to the executive officers.  The Board reviews annually the executives' performance and the performance of the Corporation and for 2005, based on that review, Mr. McDonald and Mr. Denecky were awarded cash bonuses of $45,000 and $40,000, respectively.

Stock Option Awards.  Under the terms of the Corporation's stock option plans, the Board has discretion to award options to purchase Common Shares to directors, officers, employees and consultants of the Corporation.  The Board believes that awarding options to purchase Common Shares, to its executives is an important element in their compensation packages.  These options align the executive officers' interests with those of the Shareholders by giving the executive officers a direct stake in the Corporation's performance.  In determining the annual stock options awarded to executives, the Board subjectively assesses each executive's performance during the year.  No options were awarded to the executives in 2005.

Raymond P. Cej

Donald E. Foulkes

Myron F. Kanik

Richard C. McGinity

Performance Graph

The following graph illustrates the comparison between the five-year cumulative total shareholder return for $100 invested in the Common Shares as compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index.

Index	2000	2001	2002	2003	2004	2005
Canada Southern Petroleum Ltd.	100	134	69	111	148	121
S&P/TSX Composite Index	100	87	77	97	111	138
S&P/TSX Oil & Gas Exploration and Production Index	100	103	120	144	203	352

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and executive officers of the Corporation, proposed nominees for election as directors of the Corporation, nor any associate of any such director, executive officer or proposed nominee, has been indebted to the Corporation or any of its subsidiaries at any time during the year ended December 31, 2005.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

During the past year, there have been several changes to the guidelines for corporate governance and the corporate governance disclosure requirements applicable to the Corporation.  Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (the "National Instrument") and National Policy 58-201 – Corporate Governance Guidelines (the "National Policy"), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of The Toronto Stock Exchange.

Composition of the Board of Directors (the "Board")

The Board consists of five directors, of which four, being a majority, are independent (as defined in the National Instrument).  John W.A. McDonald is not independent because he is the President and Chief Executive Officer of the Corporation.

At each regularly scheduled Board meeting, the independent directors meet without the non-independent director(s) and members of management.  In addition, during the course of any other Board meeting, if a matter is more effectively dealt with without the presence of the non-independent director(s) and members of management, these individuals are asked to leave the meeting, and the independent directors then meet in camera.

Richard C. McGinity, an independent director, is the current Chairman of the Board and has served as Chairman since 2003.  The Chairman assists the Board to function independently of management.

Currently, the following directors serve on the boards of directors of other reporting issuers as listed below:

Director	Reporting Issuer
Richard C. McGinity	--
Donald E. Foulkes	AltaCanada Energy Corp.
Myron F. Kanik	Pembina Pipeline Income Fund AltaGas Income Trust
Raymond P. Cej	--
John W.A. McDonald	--

Between January 1, 2005 and April 15, 2006, the Board and its committees held the following number of meetings:

	Year ended December 31, 2005	January 1 – April 15, 2006	Total
Board of Directors	11	5	16
Audit Committee	6	1	7
Corporate Governance and Nominating Committee	1	-	1
Operations Committee	11	1	12
Compensation Committee	1	-	1

The attendance of the directors at such meetings was as follows:

Directors	Board Meetings Attended	Committee Meetings Attended
Richard C. McGinity	14 of 16	7 of 8
Donald E. Foulkes (1)	11 of 11	11 of 11
Myron F. Kanik (2)	15 of 16	15 of 17
Raymond P. Cej	15 of 16	19 of 20
John W.A. McDonald (3)	16 of 16	6 of 6
Arthur B. O’Donnell (4)	4 of 5	2 of 3

Notes:

(1)

Mr. Foulkes was elected to the Board of Directors and appointed to the Committees on June 9, 2005.

(2)

Mr. Kanik was appointed to the Audit Committee on June 9, 2005.

(3)

Mr. McDonald ceased to be a member of the Operations Committee on June 9, 2005.

(4)

Mr. O’Donnell did not stand for re-election to the Board of Directors on June 9, 2005.

Board Mandate

The mandate of the Board includes:

(a)

approving strategic objectives for the Company and the overall operating and financial plans to achieve them;

(b)

identifying and managing the principal risks of the Company’s business;

(c)

verifying the integrity of the Company’s internal financial, control and management information systems;

(d)

selecting the Chief Executive Officer and approving the selection of other senior executives; and

(e)

monitoring the Company’s communications with shareholders, other stakeholders and the general public.

Position Descriptions

Board and Committee Chairs

The Board Chair reports to the Board and shareholders and provides leadership to the Board in matters relating to the effective execution of Board responsibilities, and works with the Chief Executive Officer to ensure that the Corporation fulfills its responsibilities to its shareholders.  The Board Chair is chosen by the Board from among its independent directors.

The Chair of each committee reports to the Board and provides leadership in the effective execution of all committee responsibilities.  Each committee selects its own Chair from among their number.

Chief Executive Officer

The Chief Executive Officer's prime responsibility is to lead the Corporation and manage its day-to-day operations while the Board is responsible for the overall stewardship of the Corporation.  The Chief Executive Officer is responsible for executive leadership and operational management.

Orientation and Continuing Education

The Board has established an appropriate process for orientation and education for new directors.  Each new director is provided with written background materials and then meets with the management team to become educated about the Corporation's business.

Ethics and Business Conduct

The Company has adopted a Code of Business Conduct and Ethics.  Under this Code, all directors, officers and employees (“Employees”) must demonstrate a commitment to ethical business practices and behaviour in all business relationships, both within and outside of Canada Southern.  All Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business.  Any waivers of or changes to the Code of Business Conduct and Ethics must be approved by the Board and appropriately disclosed.

The Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.cansopet.com and it is our intention to provide disclosure regarding waivers of or amendments to the policy by posting such waivers or amendments to the website in the manner provided by applicable law.

Committees

The Board has four committees: (1) the Audit Committee; (2) the Corporate Governance and Nominating Committee; (3) the Operations Committee; and (4) the Compensation Committee.

The responsibilities, power and operation of the Audit Committee are set out in the Audit Committee Charter.  The Audit Committee Charter is contained in the Corporation's Annual Information Form for the year ended December 31, 2005 which is available on SEDAR at www.sedar.com.  The Audit Committee is completely comprised of four independent directors: Raymond P. Cej (Chair), Richard C. McGinity, Donald E. Foulkes and Myron F. Kanik.

The Corporate Governance and Nominating Committee was established to assist the Board in carrying out its oversight responsibility with respect to corporate governance matters and providing recommendations for new members of the Board.  Members of the Corporate Governance and Nominating Committee are: Richard C. McGinity (Chair), Donald E. Foulkes, Myron F. Kanik and Raymond P. Cej, who are all independent  The functions of the Corporate Governance & Nominating Committee, as set forth in its charter, are to (i) advise the Board with respect to the corporate governance principles, standards and requirements applicable to the Company, (ii) advise the Board with respect to Board composition, procedures and committees, (iii) oversee the evaluation and compensation of the Board, and (iv) recommend to the Board individuals qualified to serve as directors of the Company and on Committees of the Board. The Corporate Governance & Nominating Committee is responsible for leading the search for individuals qualified to serve as directors. The Corporate Governance & Nominating Committee evaluates candidates for nomination to the Board, including those recommended by stockholders, and conducts appropriate inquiries into the backgrounds and qualifications of possible candidates. The Corporate Governance & Nominating Committee may retain outside consultants to assist in identifying director candidates in its sole discretion. The Corporate Governance & Nominating Committee is responsible for recommending to the Board those director nominees to be presented for election at meetings of the stockholders. Stockholders may recommend possible director nominees for consideration by the Corporate Governance & Nominating Committee as indicated above.

The Operations Committee was established to review operational matters requiring Board attention, and make recommendations to the full Board regarding disposition of such matters.  The Committee is also responsible for environmental, health and safety matters as well as serving as the Reserves Committee.  Members of the Operations Committee are: Myron F. Kanik (Chair), Donald E. Foulkes and Raymond P. Cej, all of whom are independent.

The Compensation Committee was established to assist the Board in recommending compensation for directors and officers.  Members of the Compensation Committee are: Donald E. Foulkes (Chair), Richard C. McGinity, Myron F. Kanik and Raymond P. Cej, who are all independent.  The Committee’s mandate is to make recommendations to the Board in respect of compensation issues relating to directors and senior management of the Corporation, including recommending performance objectives and the compensation package of the Chief Executive Officer. The Board periodically benchmarks such individuals' compensation against appropriate competitive market data.

Board Assessments

The responsibility for the assessment of the effectiveness of the Board as a whole, the committees of the Board, the appointments to those committees and the mandates thereof, as well as the contribution of individual directors on an ongoing basis, has been delegated to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee recommends to the Board following each annual meeting of shareholders the allocation of Board members to each Board committee.

OTHER MATTERS

As of the date of this Information Circular, the Board of Directors and management know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting.  If any other matter properly comes before the Meeting, proxies in favour of management nominees will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The contents and the sending of this Information Circular have been approved by the Board of Directors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Financial information relating to the Corporation is provided in the Corporation's annual audited comparative consolidated financial statements for the year ended December 31, 2005 and related management’s discussion and analysis (“MD&A”).  Shareholders may contact the Corporation to request copies, without charge, of the Corporation's consolidated financial statements and MD&A at 250, 706 – 7th Ave S.W., Calgary, Alberta, T2P 0Z1, Attention: Randy L. Denecky.

Dated April 21, 2006

SCHEDULE "A"

SHAREHOLDER PROPOSAL

BE IT RESOLVED THAT the Company engage the services of a qualified, well-known, and respected consulting firm or firms with substantial knowledge in energy exploration and production in Canada and the United States and with extensive client and oil and gas industry connections as a strategic and financial advisor to conduct a consulting study and to submit a detailed report of findings and recommendations to the Board of Directors and a summarized version thereof with confidential information excised for distribution to shareholders. The firm selected should have expertise, experience, and reputation comparable to BMO Nesbitt Burns Investment Banking Group. The study and reports shall include but not be limited to the following areas of interest to shareholders:

1.

Evaluation of all company assets and properties, including the Arctic properties based on all available data and should consider all Government and other published reports such as those produced by the Canadian Energy Research Institute;

2.

Evaluation of potential growth and development opportunities and how to pursue them including identifying and reviewing strategic transactional alternatives designed to expand the Company's base of operations and access to capital;

3.

Evaluation of alternative strategies to maintain the growth of the Company's market capitalization;

4.

Development of measures that could be taken by the Company to improve shareholder relations and to enhance shareholder value;

5.

Development of measures that could be taken to publicize the Company to institutional investors and the investment community;

6.

Full internal review of the Company's oil and gas operations and an evaluation of the Company's existing plans and strategies for exploration and development of its properties and its capabilities and effectiveness in implementing and carrying out such plans and strategies and include recommendations for improvement;

7.

Evaluation of whether the Company has an adequate number of sufficiently qualified management personnel and Board members with oil and gas industry experience and expertise including recommendations for restructuring of Company's management.

AND BE IT FURTHER RESOLVED THAT the Board of Directors of the Company be, and are hereby, directed to, or to cause the Company to:

(a)

take steps immediately to retain a qualified firm or firms as aforesaid to provide such services to the Company by publishing among presumptively qualified consulting firms a request for proposal consistent with the terms of this resolution;

(b)

select and engage the consulting firm or firms best qualified to fulfill the requirements of this resolution by no later than September 30, 2006;

(c)

provide full support to the consulting study and access to each and every area of Company activity;

(d)

provide, upon conventional assurances of confidentiality, all information, records, and documentation of every kind requested by or thought to be needed by said consulting firm or firms without regard to issues of competitiveness, unless prohibited by law,

(e)

report to shareholders no less than quarterly the progress made on actions required by this resolution, and

(f)

direct the selected consultant to submit a final report to the directors on or before June 30, 2007 and cause to be distributed promptly to shareholders copies of summary findings and recommendations as soon as same are submitted."

SUPPORT STATEMENT FOR SHAREHOLDER PROPOSAL

It is time for Canada Southern shareholders and management, to have the benefit of a comprehensive assessment of the Company from an external expert. The resolution hereby submitted calls for exactly that.

Our company's past decade has been characterized by protracted litigation that stalled productive business activity and necessitated asset sales and a secondary stock offering to continue. This period witnessed personnel turbulence, escalating costs, and dwindling returns for investors.

The period since litigation settlement has not brought to our shareholders the benefits of record profits reported by other companies in the same industry. On the contrary, shareholders have learned of drilling misadventures, delays in bringing production online, equipment scheduling difficulties, and the like — all of which adversely affect shareholders' interests. Often company information has been extracted from sources such as governmental publications, rather than being furnished by management.

The Canada Southern Petroleum shareholders deserve to understand the extent of existing assets, potential for growth and development, soundness of current operations, and what changes should be made to enhance shareholder value.

The consulting study proposed by the foregoing resolution seeks to address those needs.

"Fred Schutzman"

Fred Schutzman – Trustee of The Fred Schutzman Trust

SCHEDULE “B”

STOCK OPTION PLANS

The Corporation has options outstanding pursuant to its 1985, 1992 and 1998 stock option plans (collectively, the "Option Plan").

The following disclosure with respect to the Option Plan is made pursuant to the rules of the TSX.

The Option Plan is the Corporation's sole "security based compensation arrangement" for the purposes of the disclosure requirements of the TSX.

The purpose of the Option Plan is to provide an opportunity for participants to acquire or increase a proprietary interest in the Corporation.

Any director, officer, employee or consultant of the Corporation or any of its affiliates is eligible to participate in the Option Plan.

The number of Common Shares for which stock options may be granted under the Option Plan and the percentage of currently outstanding Common Shares represented by such options is set out below, as at April 21, 2006:

Common Shares Available for Stock Option Grants	Percentage of the Corporation's Outstanding Common Shares
819,439	5.7%

There is no limit on the maximum number of Common Shares which may be issued to insiders under the Option Plan.

The maximum number of Common Shares which may be issued to any optionee under the Option Plan shall not exceed 5% of the issued and outstanding shares at the date of grant.

The Board is entitled to determine at the time of grant of the option the exercise price for the option provided that the exercise price shall be not be less the closing price of the shares on the TSX (or the principal exchange on which the Common Shares are listed) on the day preceding the date of the option (the "Market Price").

The Board can, under the Option Plan, also grant stock appreciation rights ("SARs").  No SAR can have an exercise price less than the Market Price.  There are no SARs outstanding under the Option Plan.

Under the Option Plan, the Corporation does not have the right to transform a stock option into a SAR involving an issuance of securities from Treasury.

The Board is entitled to determine at the time of grant of the option the vesting for the option, provided that if no such specific determination is made, the option shall vest as to one-third of the number of Common Shares granted on each of the first through third anniversaries of the date of the grant.

The Board is entitled to determine at the time of grant of the option the term of the option, provided that if no specific determination is made the option shall be exercisable for a period of ten years from the date the option is granted.

In the case of a stock option granted to an employee, in the event of termination of employment, other than (a) a termination that is either (i) for cause or (ii) voluntary on the part of the employee and without the written consent of the Corporation, or (b) a termination by reason of death, the employee may (unless otherwise provided in his or her award agreement) exercise his or her stock option at any time within three (3) months after such termination of employment, or such other time as the Board shall authorize, but in any event after ten (10) years from the date of granting thereof, to the extent of the number of shares subject to the stock option exercisable by the employee at the date of termination of employment.  In the event of the termination of the employment of an employee to whom a stock option has been granted that is either (i) for cause or (ii) voluntary on the part of the employee without the written consent of the Corporation, the stock option, to the extent not previously exercised, shall terminate on such termination.  In the event of a death of any holder of stock option, such stock option (unless previously terminated or exercised) may be exercised (to the extent exercisable by such person at the date of death) by such person’s legal representative at any time within a period of one (1) year after death, but not after ten (10) years from the date of granting of the stock option.

Options are not assignable except if transferred to a spouse.

Subject to any required stock exchange approvals, the Board may make such modifications or amendments to the Option Plan as it shall deem advisable, or in order to conform to any change in any law or regulation applicable thereto.  Without the consent of any person to whom any stock option has been granted, no termination, modification or amendment of the Option Plan may adversely affect any rights which may have previously been granted under the Option Plan to such persons.

The Corporation does not provide financial assistance to participants under the Option Plan.

There are no entitlements under the Option Plan that have been granted but are subject to ratification by the Corporation's shareholders.

CANADA SOUTHERN PETROLEUM LTD.

#250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

www.cansopet.com